UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

GOLDEN MATRIX GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

381098300

(CUSIP Number)

Zoran Milošević

Bulevar Mihajla Pupina 108, Belgrade, Serbia

+381113015309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381098300	Schedule 13D/A	Page 2 of 11

1.	Name of Reporting Person Aleksandar Milovanović
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Serbia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Without Series B Preferred Stock voting: 72,639,910 shares of Common Stock(1)* With Series B Preferred Stock (voting only): 77,528,911 shares of Common Stock(2)*
	8.	Shared Voting Power -0- shares of Common Stock*
	9.	Sole Dispositive Power 72,639,910 shares of Common Stock(1)*
	10.	Shared Dispositive Power -0- shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Without Series B Preferred Stock Voting:

72,639,910 shares of Common Stock(1)*

With Series B Preferred Stock (voting only):

77,528,911 shares of Common Stock(2)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) Without Series B Preferred Stock Voting: 59.0%(1)(3)* With Series B Preferred Stock (voting only): 56.7%(2)(4)*
14.	Type of Reporting Person IN

___________________

(1)

Includes 850 shares of common stock issuable upon conversion of 850 shares of Series C Voting Preferred Stock held by Mr. Milovanović. Includes shares of common stock issuable upon conversion of the Convertible Note, discussed and defined below in Item 3.

(2)	Includes the voting rights of the 850 shares of Series C Voting Preferred Stock held by Mr. Milovanović, which each vote 7,500 voting shares, or 6,375,000 voting shares in aggregate.

(3)

Based solely for the purposes of such calculation on 121,678,617 total common shares (together with 850 shares of common stock issuable upon conversion of the Series C Voting Preferred Stock), the number of shares outstanding as of August 23, 2024, as confirmed by the Issuer’s Transfer Agent.

(4)

Based solely for the purposes of such calculation on a total of 136,678,617 total voting shares including 121,678,617 total common shares, the number of shares outstanding as of August 23, 2024, as confirmed by the Issuer’s Transfer Agent, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock).

* Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 114,599,752 total voting shares or 83.8% of the Issuer’s total voting shares, as of August 23, 2024.

CUSIP No. 381098300	Schedule 13D/A	Page 3 of 11

1.	Name of Reporting Person Zoran Milošević
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Serbia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Without Series B Preferred Stock voting: 8,214,286 shares of Common Stock(1)* With Series B Preferred Stock (voting only): 8,964,186 shares of Common Stock(2)*
	8.	Shared Voting Power -0- shares of Common Stock*
	9.	Sole Dispositive Power 8,214,286 shares of Common Stock(1)*
	10.	Shared Dispositive Power -0- shares of Common Stock*

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Without Series B Preferred Stock Voting:

8,214,286 shares of Common Stock(1)*

With Series B Preferred Stock (voting only):

8,964,186 shares of Common Stock(2)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) Without Series B Preferred Stock Voting: 6.8%(1)(3)* With Series B Preferred Stock (voting only): 6.6%(2)(4)*
14.	Type of Reporting Person IN

___________________

(1)	Includes 100 shares of common stock issuable upon conversion of 100 shares of Series C Voting Preferred Stock held by Mr. Milošević.

(2)	Includes the voting rights of the 100 shares of Series C Voting Preferred Stock held by Mr. Milošević, which each vote 7,500 voting shares, or 750,000 voting shares in aggregate.

(3)

Based solely for the purposes of such calculation on 121,678,617 total common shares (together with 100 shares of common stock issuable upon conversion of the Series C Voting Preferred Stock), the number of shares outstanding as of August 23, 2024, as confirmed by the Issuer’s Transfer Agent.

(4)

Based solely for the purposes of such calculation on a total of 136,678,617 total voting shares (including 121,678,617 total common shares, the number of shares outstanding as of August 23, 2024, as confirmed by the Issuer’s Transfer Agent, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock).

* Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 114,599,752 total voting shares or 83.8% of the Issuer’s total voting shares, as of August 23, 2024.

CUSIP No. 381098300	Schedule 13D/A	Page 4 of 11

1.	Name of Reporting Person Snežana Božović
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Serbia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Without Series B Preferred Stock voting: 4,107,143 shares of Common Stock(1)* With Series B Preferred Stock (voting only): 4,482,093 shares of Common Stock(2)*
	8.	Shared Voting Power -0- shares of Common Stock*
	9.	Sole Dispositive Power 4,107,143 shares of Common Stock(1)*
	10.	Shared Dispositive Power -0- shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Without Series B Preferred Stock Voting:

4,107,143 shares of Common Stock(1)*

With Series B Preferred Stock (voting only):

4,482,093 shares of Common Stock(2)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) Without Series B Preferred Stock Voting: 3.4%(1)(3)* With Series B Preferred Stock (voting only): 3.3%(2)(4)*
14.	Type of Reporting Person IN

___________________

(1)	Includes 50 shares of common stock issuable upon conversion of 50 shares of Series C Voting Preferred Stock held by Ms. Božović.

(2)	Includes the voting rights of the 50 shares of Series C Voting Preferred Stock held by Ms. Božović, which each vote 7,500 voting shares, or 375,000 voting shares in aggregate.

(3)

Based solely for the purposes of such calculation on 121,678,617 total common shares (together with 50 shares of common stock issuable upon conversion of the Series C Voting Preferred Stock), the number of shares outstanding as of August 23, 2024, as confirmed by the Issuer’s Transfer Agent.

(4)

Based solely for the purposes of such calculation on a total of 136,678,617 total voting shares (including 121,678,617 total common shares, the number of shares outstanding as of August 23, 2024, as confirmed by the Issuer’s Transfer Agent, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock).

* Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 114,599,752 total voting shares or 83.8% of the Issuer’s total voting shares, as of August 23, 2024.

CUSIP No. 381098300	Schedule 13D/A	Page 5 of 11

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2024, by (1) Aleksandar Milovanović (“Milovanović”), an individual; (2) Zoran Milošević (“Milošević”), an individual; and (3) Snežana Božović (“Božović”), an individual (collectively, the “Reporting Persons”) (the Schedule 13D as amended to date, the “Schedule 13D”).

As used in this Amendment:

•	“Common Stock” means the common stock of the Issuer; and

•	“Issuer” or “Company” means Golden Matrix Group, Inc.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended and restated to read as follows:

This Statement relates to the common stock, $0.00001 par value per share (the “Common Stock”), of Golden Matrix Group, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 3651 S. Lindell Road, Suite D131, Las Vegas, NV 89103.

Item 2. Identity and Background

The last paragraph of Item 2 of the Schedule 13D is amended and restated to read as follows:

The Reporting Persons do not assume responsibility for the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. Based on information provided by the Separately Filing Group Members, the Reporting Persons believe that they and the Separately Filing Group Members together as a “group” may be deemed to collectively beneficially own in the aggregate 114,599,752 total voting shares or 83.8% of the Issuer’s total voting shares, as of August 23, 2024. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

Restricted Stock Grants

On May 9, 2024, the Board of Directors of the Company, with the recommendation of the Compensation Committee of the Board of Directors of the Company, approved the grant of (a) 250,000 Restricted Stock Units (“RSUs”), to Zoran Milošević, who serves as Chief Executive Officer of each of the Company’s recently acquired subsidiaries, Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia; Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro; Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta; and Meridian Gaming (Cy) Ltd, a company formed and registered in the republic of Cyprus (collectively, the “Meridian Companies”); and (b) 125,000 RSUs to Snežana Božović, the Corporate Secretary of the Meridian Companies.

CUSIP No. 381098300	Schedule 13D/A	Page 6 of 11

The RSUs granted to Mr. Milošević and Ms. Božović, were issued in consideration for services rendered as employees of the Meridian Companies. The grants (and the Employee RSU grants discussed below) were required pursuant to the terms of that certain Sale and Purchase Agreement of Share Capital originally entered into on January 12, 2023 (as amended from time to time, the “Purchase Agreement”), pursuant to which the Company acquired the Meridian Companies effective April 1, 2024, from Aleksandar Milovanović, Mr. Milošević and Ms. Božović (collectively, the “Sellers”).

The RSUs described above vest at the rate of 1/2 of such RSUs based on (1) the Company meeting certain revenue, and (2) Adjusted EBITDA targets for the year ended December 31, 2024, as discussed below, to be settled in shares of common stock. Specifically, the RSUs vest, to the extent and in the amounts set forth below, to the extent the following performance metrics are met by the Company as of the dates indicated, and to the extent such persons are still providing services to the Company or the Meridian Companies on the applicable vesting dates:

	Revenue Targets		Adjusted EBITDA Targets
Performance Period	Target Goal	RSUs Vested	Target Goal	RSUs Vested
Year ended December 31, 2024	$48,591,457	*	$2,637,004	*

* 1/2 of RSUs granted.

For purposes of the calculations above, (a) “Adjusted EBITDA” means net income before interest, taxes, depreciation, amortization and stock-based compensation; and (b) “Revenue” means annual revenue of the Company. Both Revenue and EBITDA, and the determination of whether or not the applicable Revenue and EBITDA targets above have been met are to be determined based on the audited financial statements of the Company filed with the Securities and Exchange Commission in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, and determined on the date such Annual Report is filed publicly with the Securities and Exchange Commission (the “Date of Determination”). The Revenue and Adjusted EBITDA targets for 2024 discussed above are defined herein as the “2024 Revenue and Adjusted EBITDA Targets”.

The Company also entered into a Restricted Stock Grant Agreement to evidence such grant of the RSUs.

Also on May 9, 2024, the Board of Directors, with the recommendation of the Compensation Committee of the Board of Directors approved the grant of RSUs to 67 employees of the Meridian Companies (including Ms. Božović, who received an additional time-based grant of 75,000 RSUs) in consideration for services rendered to the Meridian Companies (the “Employee RSUs”). The Employee RSUs were granted under the Company’s 2022 Equity Incentive Plan, and are subject to time based vesting with vesting periods of between two and four years, with such applicable RSUs vesting in equal amounts every six months over such vesting periods. The RSUs granted to Ms. Božović vest in eight equal six month installments.

Debt Conversion Agreement

On June 17, 2024, the Company entered into a Debt Conversion Agreement (the “Debt Conversion Agreement”) with Milovanović. Pursuant to the Debt Conversion Agreement, the Company and Milovanović agreed to convert an aggregate of $4,000,000 of the Deferred Cash Consideration into an aggregate of 1,333,333 shares of restricted common stock of the Company, based on a conversion price of $3.00 per share (the “Debt Conversion Shares”).

CUSIP No. 381098300	Schedule 13D/A	Page 7 of 11

Pursuant to the Debt Conversion Agreement, which included customary representations and warranties of the parties, Milovanović agreed that the shares of common stock issuable in connection therewith were in full and complete satisfaction of $4 million of the Deferred Cash Consideration including all accrued and unpaid interest thereon.

Deferred Cash Convertible Promissory Note

Also on June 17, 2024, the Company entered into a Deferred Cash Convertible Promissory Note with Milovanović (the “Convertible Note”) which has a principal balance of $3 million and does not accrue interest unless an event of default thereunder occurs and upon an event of default accrues interest at 12% per annum. The full amount of the Convertible Note is due and payable on December 17, 2025, unless earlier paid. Milovanović has the right, from time to time, to declare up to $2 million of the principal amount of the Convertible Note to be due and payable, prior to January 1, 2025, upon written notice to the Company, after which the Company has three days to pay such amount(s).

The Convertible Note is convertible into shares of common stock of the Company, at any time, from time to time, at the option of Milovanović, with written notice to the Company, based on a conversion price, determined at the option of Milovanović of either (A) (i) the average closing sales price of the Company’s common stock on the Nasdaq market over the thirty trading day period ending on the trading day immediately preceding the date of the conversion notice; (ii) minus a discount of 15%; or (B) $3.00, subject to a floor of $2.00 per share.

Milošević Employment Agreement

On June 18, 2024, the Board of Directors of the Company, with the recommendation of the Compensation Committee of the Board of Directors of the Company, approved the Company’s entry into an Employment Agreement between Meridian Tech d.o.o. (an indirect wholly-owned subsidiary of the Company)(“Meridian Tech”) and Zoran Milošević, the Chief Executive Officer of Meridian Tech, a significant stockholder of the Company and one of the Sellers (the “Milošević Agreement”).

The Milošević Agreement provides for Mr. Milošević to serve as Chief Executive Officer of Meridian Tech and has a term through August 20, 2026, automatically extending thereafter for successive one year periods, unless either party provides the other notice of their intent not to renew at least three months prior to any renewal date, unless terminated earlier pursuant to its terms.

Pursuant to the agreement, Mr. Milošević is to receive an annual basic salary of $396,000 (the “Basic Salary”), of which $174,240 is to be paid monthly (the “Monthly Salary”); and (b) $221,760 is to be paid quarterly (the “Quarterly Salary”), each pro-rated for partial periods. The Monthly Salary is payable in cash, monthly in arrears. The Quarterly Salary is payable by the fourth day following the end of each calendar quarter, in cash, or at the option of the Chief Executive Officer of the Company, shares of common stock of the Company (the “Quarterly Salary Shares”), based on the average of the closing sales prices of the Company’s common stock on the last day of each month during the applicable calendar quarter, rounded to the nearest whole share. The Quarterly Salary Shares must be issued under a stockholder approved equity compensation plan.

Pursuant to the agreement, the Company has the right to clawback amounts paid to Mr. Milošević pursuant to the Company’s Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation.

Božović Employment Agreement

On June 18, 2024, the Board of Directors of the Company, with the recommendation of the Compensation Committee of the Board of Directors of the Company, approved the Company’s entry into an Employment Agreement between Meridian Tech and Snežana Božović, an employee of Meridian Tech (the “Božović Agreement” and together with the Milošević Agreement, the “Employment Agreements”).

CUSIP No. 381098300	Schedule 13D/A	Page 8 of 11

The Božović Agreement provides for Ms. Božović to serve as an employee of Meridian Tech and has a term through August 20, 2026, automatically extending thereafter for successive one year periods, unless either party provides the other notice of their intent not to renew at least three months prior to any renewal date, unless terminated earlier pursuant to its terms.

Pursuant to the agreement, Ms. Božović is to receive an annual basic salary of $216,000 (the “Basic Salary”), of which $145,200 is to be paid monthly (the “Monthly Salary”); and (b) $70,800 is to be paid quarterly (the “Quarterly Salary”), each pro-rated for partial periods. The Monthly Salary is payable in cash, monthly in arrears. The Quarterly Salary is payable by the fourth day following the end of each calendar quarter, in cash, or at the option of the Chief Executive Officer of the Company, shares of common stock of the Company (the “Quarterly Salary Shares”), based on the average of the closing sales prices of the Company’s common stock on the last day of each month during the applicable calendar quarter, rounded to the nearest whole share. The Quarterly Salary Shares must be issued under a stockholder approved equity compensation plan.

Pursuant to the agreement, the Company has the right to clawback amounts paid to Ms. Božović pursuant to the Company’s Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation.

* * * *

The description of the Debt Conversion Agreement, Convertible Note, Employment Agreements and RSU Agreements above is not complete and is qualified in its entirety by the full text of the Debt Conversion Agreement, Convertible Note, Employment Agreements and RSU Agreements, incorporated by reference herein as Exhibits 8 through 13, respectively.

Item 5. Interest in Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

Item 2 and Item 4 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the Voting Agreement, is incorporated herein by this reference thereto.

Due to the terms of the Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members will file separate Schedule 13Ds reporting beneficial ownership of the Issuer’s securities. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto. The Separately Filing Group Members and the Reporting Persons may be deemed to collectively beneficially own in the aggregate 114,599,752 total voting shares or 83.8% of the Issuer’s total voting shares, as of August 23, 2024.

(c) The information in Item 3 is incorporated by reference into this Item 5(c).

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

CUSIP No. 381098300	Schedule 13D/A	Page 9 of 11

Item 6. Contracts

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D, including, but not limited to the information regarding the Purchase Agreement, Series C Designation and Voting Agreement, Debt Conversion Agreement, Convertible Note, RSU Award Grant Agreements, and Employment Agreements, is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1

Amended and Restated Sale and Purchase Agreement of Share Capital dated June 27, 2023 by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 30, 2023, and incorporated by reference herein)(File No. 001-41326)

2

First Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated September 22, 2023 by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 28, 2023, and incorporated by reference herein)(File No. 001-41326)

3

Second Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated January 22, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 2.3 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 24, 2024, and incorporated by reference herein)(File No. 001-41326)

4

Third Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated April 8, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 3.4 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 9, 2024, and incorporated by reference herein)(File No. 001-41326)

CUSIP No. 381098300	Schedule 13D/A	Page 10 of 11

5

Nominating and Voting Agreement dated April 9, 2024, by and between Golden Matrix Group, Inc., Aleksandar Milovanović, Zoran Milošević and Snežana Božović (Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 9, 2024, and incorporated herein by reference)

6

Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of Its Series C Preferred Stock, as filed with the Secretary of State of Nevada on April 4, 2024, filed as Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer on April 9, 2024 (File No. 001-41326), and incorporated by reference herein

7

Fourth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated June 17, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 2.5 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 21, 2024, and incorporated by reference herein)(File No. 001-41326)

8

Form of Golden Matrix Group, Inc. RSU Award Grant Notice Award Agreement (2022 Equity Incentive Plan)(director, officer and employee awards – May 2024), filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 10, 2024 (File No. 001-41326), and incorporated by reference herein

9

Form of Golden Matrix Group, Inc. RSU Award Grant Notice Award Agreement (2022 Equity Incentive Plan)(Meridian Company employee awards – May 2024) , filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 10, 2024 (File No. 001-41326), and incorporated by reference herein

10

Debt Conversion Agreement dated June 17, 2024, by and between Golden Matrix Group, Inc. and Aleksandar Milovanović, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 21, 2024 (File No. 001-41326), and incorporated by reference herein

11

Deferred Compensation Convertible Promissory Note dated June 17, 2024, in the amount of $3,000,000 representing amounts owed by Golden Matrix Group, Inc. to Aleksandar Milovanović, filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 21, 2024 (File No. 001-41326), and incorporated by reference herein

12

Employment Agreement dated June 18 2024, between Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd and Zoran Milošević, filed as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 21, 2024 (File No. 001-41326), and incorporated by reference herein

13

Employment Agreement dated June 18 2024, between Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd and Snežana Božović, filed as Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on June 21, 2024 (File No. 001-41326), and incorporated by reference herein

14

Joint Filing Agreement by and among Aleksandar Milovanović, Zoran Milošević, and Snežana Božović, dated April 11, 2024, filed as Exhibit 7 to the original Schedule 13D, and incorporated by reference herein

CUSIP No. 381098300	Schedule 13D/A	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2024

/s/ Aleksandar Milovanović
Aleksandar Milovanović

August 28, 2024

/s/ Zoran Milošević
Zoran Milošević

August 28, 2024

/s/ Snežana Božović
Snežana Božović